UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Private Credit Fund

(Name of Issuer)

New Mountain Private Credit Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John R. Kline

President and Chief Executive Officer

New Mountain Private Credit Fund

1633 Broadway, 48th Floor

New York, NY 10019

(212) 720-0300

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 6th Street, N.W.

Washington, DC 20001

May 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information

(a)	The name of the issuer is New Mountain Private Credit Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Maryland statutory trust. The principal executive office of the Fund is located at 1633 Broadway, 48th Floor, New York, New York 10019 and the Fund’s telephone number is (212) 720-0300.

(b)	The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are the common shares of beneficial interest (the “Shares”) or a portion thereof. As of the close of business on March 31, 2025, there were 39,193,289 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,959,665 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of March 31, 2025.

(c)	The Shares are not traded in any market.

Item 3. Identity and Background of Filing Person

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. New Mountain Finance Advisers, L.L.C. (the “Adviser”) serves as the investment adviser to the Fund. The Adviser is located at 1633 Broadway, 48th Floor, New York, New York 10019 and its telephone number is (212) 720-0300. The members of the Fund’s Board of Trustees (the “Board”) are John R. Kline, Adam B. Weinstein, Barbara Daniel, John Malfettone, and Daniel Hébert (each, a “Trustee”). The Fund’s Chief Executive Officer and President is John R. Kline, the Chief Financial Officer and Treasurer is Kris Corbett, the Chief Compliance Officer is Joseph W. Hartswell, and the Chief Operating Officer is Laura C. Holson. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and telephone number set forth in Item 2(a) above.

(b)-(c) Not applicable

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 1,959,665 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on May 30, 2025 and not withdrawn as described in Item 4(a)(1)(vi).
(ii)

The purchase price of a Share (or portion thereof) tendered will be the net asset value as of June 30, 2025 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for the Shareholder by Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”). Forms of the Acceptance Letter and the Note are attached hereto as Exhibits (a)(1)(iv) and (a)(1)(v), respectively, and are incorporated herein by reference.

	(iii)	The Offer is scheduled to expire on May 30, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.
	(iv)	Not applicable.
	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
	(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
	(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
	(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
	(x)	Reference is made to Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
	(xi)	Not applicable.
	(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)	Information regarding the contribution of certain portfolio investments to the Fund is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein.
(b)-(d)	Not applicable.
(e)	The Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. Information regarding agreements involving the Shares is incorporated by reference from the Offer to Purchase under the heading “8. Certain Information about the Fund” and “Item 8. Interests in Securities of the Issuer” herein. Except as set forth therein, the Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of this Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)	Reference is made to Section 8 “Certain Information about the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of March 31, 2025, the following persons own the number of Shares indicated in the below table.

	Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Interested Trustees(2)
John R. Kline	31,065.09	*
Adam B. Weinstein	54,108.86	*
Independent Trustees(2)
Barbara Daniel	—	—
Daniel Hébert	—	—
John Malfettone	—	—
Executive Officers who are not Trustees(2)
Joseph W. Hartswell	—	—
Laura C. Holson	20,895.23	*
Kris Corbett	2,131.97	*
5% Holders
Steven Klinsky(3)	6,108,595.69	15.59%
Dimension Capital Management LLC	5,405,941.65	13.79%
Western Conference of Teamsters Pension Trust Fund	4,882,181.24	12.46%
Coller Credit Secondaries Investment Management Limited	3,441,195.28	8.78%
CCLF SPV LLC	1,999,498.85	5.10%
All Trustees and Executive Officers as a group (8 persons)(2)	108,201.15	*
__________________
*	Less than 1%
(1)	Percentage of beneficial interest is based on 39,193,288.75 Shares outstanding as of March 31, 2025.
(2)	The address for all of the Fund’s executive officers and trustees is c/o New Mountain Private Credit Fund, 1633 Broadway, 48th Floor, New York, NY 10019.
(3)	Mr. Klinsky may be deemed to beneficially own Shares of the Fund as follows: (i) 2,325,524.64 Shares held directly, (ii) 3,732,671.05 Shares held directly by New Mountain GP Holdings LP and (iii) 50,400 held in trusts established for the benefit of immediate family members for which Mr. Klinsky serves as trustee of the and, in such capacity, has investment and voting discretion over shares held by each trust.

None of the Trustees or Executive Officers listed above intends to tender any Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the sixty (60) days prior to May 1, 2025, the Fund has issued to trustees and executive officers an aggregate of approximately 1,188 shares, including the net impact of shares issued pursuant to the Fund’s distribution reinvestment plan, for net proceeds of approximately $29,704. Except for foregoing, and based upon the Fund’s records and upon information provided to the Fund, there have not been any other transactions in Shares that as of May 1, 2025 were effected during such period by any of the trustees or executive officers of the Fund, the Adviser, any person controlling the Fund, any director or executive officer of any entity or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or trustee of any subsidiary of the Fund.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)	The audited financial statements of the Fund for the fiscal year ended December 31, 2024, filed with the SEC on EDGAR on March 5, 2025, are incorporated herein by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.
(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	None.

	(5)	None.

(c)		The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

	(ii)	Offer to Purchase.

	(iii)	Form of Letter of Transmittal.

	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

	(v)	Form of Promissory Note.

	(vi)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)		Not applicable.

(b)		None.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

107		Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW MOUNTAIN PRIVATE CREDIT FUND

By:	/s/ John R. Kline
Name:	John R. Kline
Title:	President and Chief Executive Officer

Dated: May 1, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Form of Promissory Note.

(a)(1)(vi)	Form of Notice of Withdrawal of Tender.

107	Calculation of Filing Fee Table.